July 11, 2005

Mail Stop 4561

Robert O. Carr
Chairman and Chief Executive Officer
Heartland Payment Systems, Inc.
47 Hulfish Street, Suite 400
Princeton, NJ  08542

Re:	Heartland Payment Systems, Inc.
	Amendment No. 2 to Form S-1 filed on May 2, 2005
	Amendment No. 3 to Form S-1 filed on June 27, 2005
	File No.  333-118073

Dear Mr. Carr:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. We note your press release dated June 14, 2005 where you state that "Heartland has experienced rapid growth in the restaurant industry over the past several years, as well as achieving significant penetration in the hotel and retail markets." We note that in the prospectus you discuss the lodging market, rather than the hotel market. Please revise the business section to further describe what you mean by the "lodging" market. In addition, we note that on page 40 you state that only 4.5% of your merchants were lodging establishments. In addition, on page 56, it appears that your processing volume for the lodging market has remained at 7% for the past two years. Please tell us why the statement in the press release does not act to condition the market. In addition, please address the timing of the press release and explain whether or not the press release was consistent with past publicity practices.

Summary, page 1
2. We note your estimate of annualized processing volume. Please explain how you arrived at this estimate and, in your disclosure, make it clear in the same paragraph that there is no guarantee that your processing volume for 2005 will come in at this level and may in fact be less, which would impact your revenues.
3. We note that in the first quarter of 2005 your loss rate rose by nearly 10% to 0.44 basis points. Please quantify this loss, disclose the losses for 2002, 2003 and 2004 and consider in your MD&A any evident trends. Also, please make it clear in this paragraph that you are not providing a projection of future losses, which could be higher than past losses, and that any increase in losses would impact your revenues.

Our Competitive Strengths, page 2
4. On page 3, please provide us with support for your assertion that your operating structure allows for lower incremental costs as you grow processing volume.

Challenges We Face, page 3
5. Please identify your key competitors here.
6. Please discuss risks related to fraud involving the unauthorized use of customer card numbers and the theft of personal information.
In this regard, we note from page 10 that your merchants have experienced "data security failures." On page 10, please describe those failures in more detail, including what information was compromised and how many accounts were affected.

MD&A, page 22

Critical Accounting Policies, page 23

Capitalized Customer Acquisition Costs, page 23
7. Please disclose the total amount of signing bonus for each period.
Also, please discuss the meaning for investors of adjustments to your signing bonus. For instance, it appears to us that increasing negative adjustments (at least as a percentage of total bonus) suggests that merchant contracts are not performing as well as anticipated.


Accrued Buyout Liability, page 24
8. Please discuss in detail what is required in order for a sales person to "vest" and explain precisely what vesting entails (i.e., a right to future commissions on a contract).
9. We note your response to prior comment 9. Please revise to explain in more detail why it makes financial sense to buy out a future obligation. Please discuss the risk (here and in risk factors) related to the possibility that the merchant relationship may terminate prior to recouping the upfront cost of the buyout. Also, please discuss how long it takes you, on average, to recoup this cost.
10. We note that buyout payments went down from 2002 to 2004.
Please
explain why.


Liquidity and Capital Resources, page 37

11. Customer acquisition costs and changes in your accrued buyout liability have a significant impact on cash flows generated by operating activities from period to period. As such, please revise your discussion of operating cash flows to discuss the underlying drivers for changes in this asset and liability in each period.

Qualitative and Quantitative Disclosure About Market Risk, page 39
12. We note your response to prior comment 1, seeking information about your current payable to KeyBank. Please tell us why this information does not appear in your discussion of contractual commitments or amend accordingly.

New Accounting Standards, page 39

13. Your disclosure in the last sentence of the second paragraph appears to be inconsistent with your disclosure on page 25 that the fair value method would result in a reduction to net income for the year ended December 31, 2004 and the three months ended March 31, 2005. Please revise your disclosure accordingly or advise us. Related Party Transactions, page 72
14. Please describe any issuances to your officers and directors under your directed share program in which the value of the shares exceeds $60,000.

Principal Stockholders, page 74
15. We note your response to comment 22. Please revise to furnish this information as of the most recent practicable date.

Selling Stockholders, page 76

16. Please identify each of the selling stockholder entities, rather than aggregating them as "Greenhill Capital Partners, L.P. and affiliated investment funds." Please provide the information requested in comment 99 from our letter dated, September 9, 2004.
17. Please identify the natural persons with investment or voting power over the shares held by each entity. Please also revise to describe how each selling stockholder received its shares.

Underwriting, page 83
18. We note your response to prior comment 25.  Please identify i-
Deal by name.

Consolidated Balance Sheets, page F-3

19. We note your revised presentation. Please explain how you considered paragraph 7 of ARB 43, Chapter 3A in classifying the accrued buyout liability as a non-current liability.

Note 8, Merchant Deposits and Loss Reserves, page F-16 and F-17

20. We note in your response to comment 117 in our letter dated
September 9, 2004, with respect to your obligation to stand ready to
perform, that you "believe the exposure is improbable, the
potential
amount is indeterminable, and any imputed amount....is
immaterial."
Please explain to us how you applied paragraphs 9 and 10 of FIN 45 in determining the fair value of the liability.

Information Not Required In Prospectus
Recent Sales of Unregistered Securities
21. Please disclose the basis for the exemption relied upon in the issuance to individuals and entities affiliated with Triad. Also, please disclose who else received stock in that transaction, and how much.
Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Josh Forgione at 202-551-3431 or Steve Jacobs at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at 202-551-3411 with any other questions.


Sincerely,



Peggy Kim
Senior Counsel


cc:	Nancy I. Prado, Esq. (via facsimile)
	DORSEY & WHITNEY LLP
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Heartland Payment Systems, Inc.
July 11, 2005
Page 1